ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

June 27, 2022	Edward B. Baer
T +1 415 315 6328
edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Kimberly A. Browning

Re:                             BondBloxx ETF Trust (the “Trust”)

File Nos. 333-258986 and 811-23731

Dear Ms. Browning:

This letter is being filed to respond to the telephonic comments received from you on June 22, 2022, regarding Post-Effective Amendment No. 4 to the Trust’s Registration Statement on Form N-1A filed on April 6, 2022, and responses to Staff comments filed with the Securities and Exchange Commission as correspondence on June 16, 2022 (“Comment Response Letter No. 1”). The Staff’s comments, together with the Trust’s responses thereto, are set forth below.  Capitalized terms not defined in this have the same meaning as in the Trust’s amended Registration Statement. The Trust’s responses are reflected, to the extent applicable, in Post-Effective Amendment No. 10 to the Trust’s Registration Statement, which the Trust filed on June 27, 2022.

Prospectus

1.              Comment: Please consider whether the name of the Fund and the Fund’s 80% investment policy align with the description of the Index and the Underlying Index. For example, if “1-10 year bond” in the Fund’s name refers to maturity, and the Index and the Underlying Index contains bonds with an “average life below 10 years,” please clarify if “average life” is equivalent to “maturity.”

Response: The Trust has revised its 80% investment policy as follows (emphasis added): “[T]he Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in emerging markets bonds with an average life of 1-10 years denominated in U.S. dollars . . . .”

In addition, the Trust has included the following explanation in the description of the Index and the Underlying Index: “A bond’s ‘average life’ or ‘average maturity’ is the length of time the principal of the bond is expected to be outstanding.”

2.              Comment: With respect to the Trust’s response to Comment 5 in Comment Response Letter No. 1, please include the description and explanation of “external debt instruments” in the Fund’s prospectus.

Response: The Trust has incorporated the following disclosure in the Principal Investment Strategy section of the Fund’s prospectus: “‘External debt instruments’ means the U.S. dollar denominated bonds issued by sovereign or quasi-sovereign issuers in the index-eligible countries representing the portion of a country’s debt that is borrowed from foreign lenders, including commercial banks, governments, or international financial institutions.”

3.              Comment: With respect to the Trust’s response to Comment 7 in Comment Response Letter No. 1, please provide additional clarity in the Fund’s prospectus regarding fixed rate and floating rate securities.

Response: The Trust has incorporated the following disclosure in the Principal Investment Strategy section of the Fund’s prospectus: “A fixed-rate bond is a bond typically issued by a corporate or government issuer that has a contractual obligation to pay interest at a stated rate on specific dates and to repay principal (the bond’s face value) periodically or on a specified maturity date. A floating-rate bond is a debt instrument which pays a rate of interest that fluctuates over time because it is based on an underlying benchmark interest rate or index that changes periodically.”

4.              Comment: Please disclose the number of index components in the description of the Index.

Response: The requested change has been made.

5.              Comment: Please confirm via a correspondence filing that the Trust understands that any change to how the Fund seeks to achieve its investment objective (e.g., switching from investing directly in bonds to investing indirectly through other funds or derivatives) will necessitate filing a new registration statement under Rule 485(a).

Response: The Trust confirms that it understands that any change to how it seeks to achieve its investment objective will necessitate filing a new registration statement under Rule 485(a).

6.              Comment: With respect to the Trust’s response to Comment 12 in Comment Response Letter No. 1, please remove derivatives as an Item 4 principal investment risk if the Fund does not principally invest in derivatives.

Response: The Trust respectfully declines to make the requested change.

7.              Comment: In connection with the disclosure of the 20% bucket relating to the Fund’s 80% investment policy, please explain whether any type of bonds included in the description “as well as in bonds not included in the Index, but which BIM believes will help the Fund track the Index” would be principal investments.

Response: The Trust respectfully declines to make the requested change.

8.              Comment: With respect to the Trust’s response to Comment 20 in Comment Response Letter No. 1, please disclose the types of fixed-income investments intended to be held by the Fund and include each type in Item 4.

Response: As indicated in Comment Response Letter No. 1, the Trust respectfully declines to make the requested change.

9.              Comment: Please reconsider the Trust’s responses to Comments 28 and 29 in Comment Response Letter No. 1 relating to acceptance orders for creation units.

Response: As indicated in Comment Response Letter No. 1, the Trust respectfully declines to make the requested change.

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Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Fund.

Sincerely,

/s/ Edward B. Baer

Edward B. Baer